Mail Stop 3010

June 7, 2010

Mr. Joel C. Robertson
President
ASI Technology Corporation
4215 Fashion Square Blvd., Suite 3
Saginaw, MI 48603

      Re: ASI Technology Corporation
               Item 4.01 Form 8-K
               Filed June 4, 2010
               File No. 0-6428

Dear Mr. Robertson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Form 8-K filed June 4, 2010</u>

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

1.   Please amend your Item 4.01 Form 8-K to cover the interim period from
        December 31, 2009, the date of the last audited financial statements, through June
        3, 2010, the dismissal date of Weinlander Fitzhugh, Certified Public Accountants
        ("Weinlander Fitzhugh") as the independent registered public accountants for
        NxOpinion, LLC. Refer to Item 304(a)(1)(ii) of Regulation S-K relating to the
        principal accountants' reports for each of the past two fiscal years and Item
        304(a)(1)(iv) of Regulation S-K relating to any disagreements during the past two
        fiscal years and the subsequent interim period preceding the dismissal.

2.   Please include a statement acknowledging that you requested Weinlander
        Fitzhugh furnish you a letter addressed to the SEC noting their agreement with the
        statements provided in your Item 4.01 Form 8-K disclosures. Refer to Item
        304(a)(3) of Regulation S-K.

3.   To the extent that you make changes to the amended Form 8-K to comply with
        our comments, please obtain and file an updated Exhibit 16 letter from the former
        accountants stating whether the accountant agrees with the statements made in
        your amended Form 8-K.

                                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. The letter
required by Exhibit 16 should cover any revised disclosures. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to the undersigned at 202.551.3573.

Sincerely,

Mark Rakip
Staff Accountant